EXHIBIT 99.8

INFOSYS TECHNOLOGIES, LTD
CNBC - Board Room
July 12, 2006

Udayan
Welcome back. Thanks heaven for Infosys everybody in the market would be saying that if after last evening events we would have started with a big rally down, but thanks for the Infosys come out and pull the rabbit out of its hat. It is the biggest quarterly surprise and the biggest guidance surprise that you heard from the company for a very, very long time. Every analyst is surprised, the whole IT sector is rallying, Infosys itself is up about Rs. 162, and the market, thanks to that, is still very flat after, and probably looks like it is digesting last night's events.

We have got the Infosys top brass with us, some members of the top management are here and some will join us in the course of the next one hour. Nandan Nilekani, V. Balakrishnan, S. Gopalakrishnan, and Deepak Satwalekar who also sits on the board and has turned up will talk about the an interesting change of guard which has happened at Infosys. Gentlemen thanks very much all of you.

Nandan, every analyst, almost fell off the chair this morning when you said 125 per share, what happened for you to change your guidance so dramatically?

Nandan Nilekani
Well, I think definitely there have been improvement in the business performance and you know the outlook is looking better, our performance is, almost 15% rupee growth, so I think we have been able to revise our dollar guidance from 28-30% to something like 34.5-34.9%, so we have increment in that, and I think on the rupee side the depreciation of the rupee has also contributed, that is why we have revised our rupee guidance to 40%. So I think overall business performance improvement plus the rupee side depreciation has contributed to this big change in the guidance.

Udayan
<Inaudible> in dollar terms.

Nandan Nilekani
 Yeah, actually dollar terms we had said 28-30%, now we are saying 34.5-34.9%, so there is a significant real increase in the business, and that is reflected in the first quarter results where even in dollar terms we have grown over 11%.

Udayan
<Inaudible>Do you see that contribute a significant volume growth <inaudible> so you had to change your guidance so dramatically?

Nandan Nilekani
Well I think, you know, one is the first quarter itself has done much better than what we had anticipated, so that creates a base for the future growth, so when you look at the growth for the second quarter, we look at the incremental growth we expect in third quarter and fourth quarter, and factored all that in the guidance.

Udayan
Just come back to the other members, Deepak first time that you are joining us on the Infosys Board room, you have come to tell us that there has been a change of guard with Mr. Narayana Murthy.

Deepak
Yeah, Mr. Narayana Murthy is to retire as the Executive Director on the 20 th of August, and at the board meeting yesterday it was decided that from 21 st August that he will take on a new role as a Non-Executive Chairman of the company, and the Board also felt it was important that he continues in his role as the Chief Mentor and now with a little less of the executive responsibilities that he would have more time to groom the future leaders of Infosys. So he will continue from August 21 st to be Non-Executive Chairman and Chief Mentor.

Udayan
Given his reputation and the stature is there an inclination to rein him back despite the fact that he is 60 now?

Deepak
Rein_ him back, I don't know in what sense we are reining him back?

Udayan
In an executive capacity.

Deepak
I don't think so, because anyone who knows anything about Infosys knows that they are very, very firm till date they have not made an exception, and so if you turn 60 you retire, but I think the Board was pretty insistent that he would continue and make available his experience of the past years to the company and therefore as a Non-Executive Chairman.

<inaudible> for many years and attended several board meetings, so how is he feeling today, restful or happy to go?

Deepak
In the morning he was looking a little <inaudible>. Now it is for these two young gentlemen to take on that role, but I think the Company would benefit significantly from his continuing as the chief mentor and so on without the executive responsibilities.

Udayan
Thanks very much Deepak for that. Bala now - of course we have seen a very good first quarter, but what is your sense, how much has the rupee contributed and how much of the revised guidance is because of the rupee?

Bala
No I think if you look at this quarter - rupee has depreciated by something around 2.2% in the quarter, it depreciated by something around 8-9% against euro and GBP, so everything came together this quarter. We had an impact of 3.3% due to salary increase, which are effective from April 1 st on the operating margin. We also increased our investment on visas, because this year we expected the visa window will close early so we accelerated our investment, and we invested around $9 million as compared to some $3 million last quarter, and that had a impact of something around 1.2% on our margin. So overall we had a impact of 4.6% on the operating margin because of visa cost and salary cost which was more than offset by the depreciation of rupee which is around 2.2% positive benefit on operating margin, whereas the depreciation came down by 2% this quarter, because last quarter we had a one off amortization due to <inaudible> in UK, so net-net on the operating margin after depreciation is stable this quarter. We had a benefit and we incrementally invested in visa, sales & marketing to secure our future. So this quarter it is all about growth and our investments.

Nandan Nilekani
We had one more change which is really important is that Kris has been promoted, he will be the President, Chief Operating Officer and Joint Managing Director.

Udayan
<inaudible> last year around in Q1, at the end of Q1, in fact after your guidance <inaudible> traditionally the best quarter Q2, what gives you the confidence Kris from a volume and client perspective that you can see such growth further in the year?

Kris
Even at the beginning of the quarter we have been saying that the environment is much better than what it was 12 months back. Last year at the same time we had a few client issues, we had slowed down in the financial sector with Sarbanes Oxley implementation and things like that, whereas this quarter if you look at, you know, we have strong growth in financial services, we have strong growth in Europe, we have growth in some other services like package implementation, testing, Progeon has done well. So all around actually you know it is a better business environment. We also feel that even if there is a slowdown in the economy, the offshore IT spending will continue to be buoyant, you know, we are seeing that actually, and of course our guidance is based on feedback from the markets, our clients, and they are all saying that you know we are very positive on offshore at this point.

Udayan
Nandan what has changed from last quarter to this quarter aside from the rupee because you started off at 115 and then you are up to 125, if you just keep the rupee aside have things changed so significantly?

Nandan Nilekani
Yeah I think you know we have selected largely an organic model of growth. Infosys certainly has been much less acquisitive than other firms, and I think all that is beginning to pay off, because I think we believe that the <inaudible> are behind us, we believe that the trend is at stages, we think that our investment in the brand building, our investment in client acquisition, our investment in strategic account planning to ensure that we do what we can coupled with the fact that we have extended our services, brought in new services, made it end-to-end, our investment in consulting, you know, knowledge, things that we do on the ground, you know, all these things are , so I think that is one of the reasons why it is all coming together. Then we are seeing strong growth in telecom and -_ Subhash will be on the channel- we have seen some growth in financial services, Ashok will talk about it, we are seeing strong growth in manufacturing, we are seeing strong growth in Europe. So I think it is just that all of it came together this quarter.

Udayan
Are you saying that you get surer visibility, because you don't have to depend on companies which you have acquired, since it is an organic model you have a better feel of what your own engines of growth are growing at?

Nandan Nilekani
Partly that but I think more importantly I think, you know, our strength comes from our business model, because our business model is innovative, it is a new way of doing thing, it is faster, better and cheaper than the legacy guys, and in that model I think how well you fine tune the execution engine is a very important criteria, and one of the advantages you have of organic growth is that the entire <inaudible>,is entirely in your hands so that you can fine tune it much better.

Udayan
Bala just another quick word on what you see for the rest of the year, what kind of operative margins are you assuming now given this new guidance, will it be around the current levels or you are <inaudible> some improvement there?

Bala
Like I said last quarter, we are assuming the operating margins to be stable for the whole year. First quarter we had a impact of salaries and the visa cost, to some extent that was offset by negative depreciation, and the next few quarters we will get the leverage moment the new additions comes in from the employees because the per capita cost will go down and therefore we will have some benefit on the SG&A side. So overall we are assuming the guidance to stable margin for the year, and also we are assuming the pricing to be stable, because we are seeing the pricing environment today stable with upward bias. We are seeing new customers coming at a slightly higher price point, 3-4%. So overall we are factoring a stable margin for the whole year in the guidance, and stable pricing environment.

Udayan
Kris is that what your guiding then from a volume perspective you expect this year volume <inaudible> to be at 34-35% and pricing to be absolutely flat?

Kris
Yes, we are assuming that pricing to be flat and volumes, you know, as we said about 35%.

Udayan
What gives you the confidence most confidence from the volume front, which vertical do you think?

Kris
So currently if you look at the verticals telecom, financial services, manufacturing, so these are our core verticals and all of them are showing signs of improving growth. Some of the larger clients have grown faster in this quarter. If you take the top 5 clients, they have grown almost 20% this quarter. We have two clients who are contributing to more than $100 million this quarter and 11 clients contributing more than $50 million, last quarter it was 9. So growth in top clients which gives a visibility into, you know, overall business, growth in some of the verticals which again are the strong verticals for us which gives us the confidence.

Udayan
Some people have been a bit apprehensive Nandan about how the sector will turn out, because there is a lot of talk about US economic slow down, how that will translate to <inaudible>, but your guidance is diametrically opposite from those kind of signals, so what <inaudible>?

Nandan Nilekani
Well I think you are right in saying that at the business level, when you talk to business leaders, they are extremely buoyant and bullish about the future, you know, I talk to a lot of them. When you talk to economists, they sort of have some worries about the future because they think a fundamental imbalance in the global economy is not sustainable, so there is a disconnect there. Having said that I think, remember that our business is defensive because while there is, you know, we get the benefit of increased spending when there is buoyancy, even when things slow down <inaudible> client comes to reduce cost and improve productivity, and therefore we have a edge there because there is a defensive play even when the US economy slows down. And all the reports indicate that the proportion of spending of global companies on offshore model is going to go up, so even if the total budget comes down. So I think it is a transition shift, so when you have a transition shift in a sense you are less vulnerable to cyclical behavior economy.

Udayan
So you are saying that even if there is a bit of a slow down in the US, IT spending will not suffer.

Nandan Nilekani
Right, even if IT spending suffers, the IT spending on people like us won't suffer

Udayan

Okay. Bala, how are you <inaudible>now, because I am just <inaudible> how have you changed your rupee strategy in this quarter?

Bala
Yeah I think all over the world the currency market is going to be quite volatile whether it is Indian Rupee, or Euro or GBP. So we have to take that and try to hedge ourselves in the short term, that is what we are doing, our policy is always to hedge for the next 3-6 months our net position, we continue to do that. As of June end we have around $381 million of options outstanding. All of them have been marked to market at 45.87. So we have to keep looking at the market, try to hedge ourselves in the short term and manage the rupee-dollar. We are not God, we cant predict the market, but we have to manage going forward on a proactive basis, and that is what we are doing.

Udayan
Your guidance is positive but somewhat conservative, and Q2 is your best quarter, do you think again there will be surprises.

Nandan
Whatever we do, you know, they want us to do better than that.

Udayan
No, That would be expected when your best quarter having come out for a total like this to give a more <inaudible> guidance.

Nandan Nilekani
It means that the base has gone up, so you have to grow on that base, keep that in mind.

Udayan
But Q2 seems to be like again be the prime quarter for this year?

Nandan Nilekani
No I think whatever guidance we are giving for Q2 is what we abide by, and whatever guidance we are giving for the year is what we have to abide by.

Udayan
<inaudible> for you as a company from what you said 3 months backs and where you find yourself now?

Nandan Nilekani
No obviously, I think the performance has been better than what we anticipated, otherwise we wouldn't have given a higher guidance, obviously the performance has been better, and I think that also I think as Bala mentioned is everything came together, you know the rupee movement came not only against the dollar but pound and euro, the growth happened in many verticals as well as in Europe, so the multiple engines of growth all of them fired together, so I think in that sense also I think, and I think frankly now the Infosys brand is now so strong in terms of what we do that large companies are very, very comfortable with giving a significant part of their spend to us, and that is a strategy thing but that is now paying off.

Udayan
40% rupee growth in revenues, shaping up as a good way?

Nandan Nilekani
Well, I mean you know the company which stood last year at 2.15 billion and we are looking at something like 2.9 billion, yeah I think it is decent.

Udayan
Okay decent. Thanks very much Nandan as always for joining, and well of course with the rest of the management pack Bala and Kris, and new members of Infosys top management will join us on the other side of the break. Market is down 38 points, that is <inaudible>, Infosys still holding 5% up about 3300. We will be back.

Welcome back, you are still watching the Boardroom with Infosys. A new set of members of the board have joined us. A quick update on the market, it is flat today SENSEX and Nifty, it has been a difficult morning with what has happened overnight in Mumbai, we are still flat and SENSEX down barely 22 points. Tech stocks are up - Infosys are 5%, HCL Tech 4%, TCS 2.5%, and Satyam up 2%. So all the tech stocks have benefited and had a rub off from what Infosys had to say this morning. And the stocks which are down, there we have got ACC and some of the cement companies are bit soft, we have got Bajaj Auto, BHEL, Bharti, Cipla, Dr. Reddy's, Grasim and Gujarat Ambuja looking just a bit soft, and Hero Honda after lack luster numbers on the margin front continues to slide, it has gone another 1.5% this morning, _<inaudible> onto 710. That sort of sums up what has happened in the market, it is a tech showing for sure this Wednesday morning.

S.D. Shibulal, Head of Global Delivery, also with us now joining Bala and Kris. Shibu morning to you.

Shibulal
Good morning.

Udayan
From a delivery perspective, how is this optimism translating, especially given all the talk in the market about you being in the run up for <inaudible> large deals?

Shibulal
...we are doing very well, we have been able to improve the number of projects, we today run about 5000 projects at any point in time, we have been able to control the number of high-risk critical risk projects, they have been very very low, so while the complexity of projects have gone down we have added <inaudible> people last quarter we have been able to deliver promise to our customers. So our delivery of around 90% within time and within budget where the industry average is probably between 40-50%.

Udayan
Specifically would you like to talk about some of these large deals which the market is excited about?

Shibulal
At any point in time we are pursuing there may be about a dozen set of deals and we categorise large deals anywhere between $50 million and above, and you know we are in different stages, we have a very strict computation criteria in place because that is required, each of these deals are expensive to run and also we are <inaudible>. In our guidance we generally don't consider these large deals, we consider normal organic growth, so when we give our guidance for this quarter we have not considered any of the large deals coming in .....

Udayan
Is it likely that you will strike any $50 million or $100 million plus deal in this quarter?

Shibulal
<inaudible> deals on a daily basis, like some of them $50 million, but whereas they are configured as the large deals, because when we talk about large deals it is also other criteria like <inaudible> or different kind of business models, so we <inaudible> but some of them we may not categorize as large deals, and which deals we will win in this quarter, is very difficult to say at this point.

Udayan
Kris would you like to talk a little about that, on where that large deal flows are happening on the..., whether some of this, 34-35% <inaudible> have some visibility on these large deals which have gone into the guidance?

Kris
We only consider deals where we are already working like, for example, in Europe where we have already disclosed, now these are really ones which are factored in because those are already running and on going. Any new deal which we are pursuing today, you know, the chances of closing them within a specified amount of time is very difficult to predict today. As Shibu said, these are deals which take sometimes 9 months to 12 months to close; the likelihood of us getting the entire deal sometimes is also in question, for example, the ABN deal, you know, went to multiple vendors. So because of that we don't factor them in. We only factor them in once we have got the deal.

Udayan
What is this enhanced guidance then predicated on, do you see better visibility for ramp up with some of the existing clients or there is a big IT spend there that are saying that we want to spend more this year, because something must have changed for you to up the guidance.

Kris
One is you know that we have done very well in the first quarter, so you have to factor that in for the rest of the year. Second is the visibility into our existing accounts and clearly they are saying that they are going to increase the spending through offshore. Third there is, you know, all around there is buoyancy in different verticals, in Europe, in US, some of our services are doing very well, small engines of growth, right, Progeon if you look at is small, so these can grow actually more than the company, right. So all this is factored in, and you know we are in a better position today than we were in, you know, if you look at the last 12 months in terms of visibility and things like that, so that is what is factored into our guidance.

Udayan
Bala just one word on how these large deals etc. stock up from a margin perspective, because you have told that the first few quarters <inaudible>significant deal is probably not very much - what do you see in the next three to four quarters from this large deal perspective contributing to your margin?

Bala
In the ABN AMRO deal there the margins are stable over the period of the contract, initially probably the margins are lower than the company average, but during the deal period I think the margins will come back to the normal, same thing will be for other deals. We are not going to just get the revenue and dilute the margin, we are focused on margin and at the same time we are focused on growth, so we balance between those two and try to get deals at acceptable margin for us.

Udayan
And what about SG&A, if you take next 9 months where this cost escalate as you would actually get robust <inaudible> from SG&A?

Bala
No I think we should get the benefit of scale going forward on the SG&A side, but whenever see incremental benefit coming out of margin we will try to reinvest in the business in terms of increased spending on marketing to secure our future, so we will balance that.

Udayan
Shibu one thing from the pricing perspective - is it the same situation where it is only on new deals that you are getting some improvement, but on existing customers you are still reluctant to do the better prices.

Shibulal
On the pricing side what we have said the first time that the pricing is stable with an upward bias, it is not only on the new customers where we are getting 2-3% increase, even when we go for MSA negotiations we are getting some increase at the same time the number of contracts which come for negotiation every quarter is very low, the percentage of business <inaudible> that is also very low because we are very a large <inaudible>_ business, so given that <inaudible> into the system that takes time, and also there is a slight <inaudible> larger and larger discount structure -and say we have now become very diligent regarding our discount structure, so as soon as they are having <inaudible> they may go into, not that they are, may go in ____ discount structure, so all these plays out in getting the results, but new contracts and negotiations, renegotiations we are getting 2-3% increase.

Udayan
Right, Kris just one word on <inaudible> because you are benefiting from the rupee, <inaudible> our contract structure <inaudible>?

Kris
See contracts typically look at cost of living and things like that, but you know you also need to remember that and we can clearly see it that salary cost in India are going up, you know, year on year it is going up by 15% actually, and ultimately that will have an impact on our cost and it is having an impact on our cost, itself you know overall 3.3% is the impact.

Udayan
Bala you have been quoted that you are looking at acquisitions in the small ring between $100 million and $200 million, anything specific, because the numbers seems quite specific, 100-200 million?

Balal
That is the range we gave, because we are looking at smaller acquisitions, we are not looking at larger acquisitions, but acquisitions like falling in love, we keep looking for acquisition, if something materializes, something comes which is more strategic for us we will do, that is a continuous process, we don't have anything on the table right now.

Udayan
So it is a broad statement of intent or direction or is there anything?

Bala
Broad statement of intent.

Udayan
Not looking at any company of that size right now?

Bala
We keep looking at companies in that range, but doesn't know when we are going to do and when it is going to materialize, the continuous process is keep going on.

Udayan
Kris, before you leave us a quick word on the subsidiaries, so if you can just tell us more on Consulting, China, and Australia as well as Progeon for this quarter.

Kris
 So clearly we are still in a investment mode for Consulting and China, you know, we felt that both are strategic and it is a important addition to our overall strategy of the services foot print as well as delivery capabilities, so Consulting from a services perspective and value addition perspective, and China from a overall delivery capability perspective. Infosys Australia is doing very well. We have had significant client additions in Australia. Finacle is doing well in Australia. So overall Australia is looking very positive.

Udayan
Bala from a margin perspective how is the picture from the subsidiaries, from Progeon and the other subsidiaries, are you getting into a stage where the drag on margins from the subsidiaries is lessening every quarter?

Bala
I think it will happen a period of time, China and Consulting like Kris said are still in the investment phase, so there may be interim losses in the next few quarters, but Progeon and Australia are doing extremely well. Overall, the subsidiaries should net within themselves, they should not hurt the current company's overall margin. So I think as soon as the investment phase is over for Consulting and China, probably it will be attributive of margins.

Udayan
Just one last word, do you still discuss finance with Mohan or it is not so, he is HR and you are Finance?

Bala
Well we keep discussing on the corridors not mainly on numbers but more general topics, not specific.

Udayan
Lets leave it there Bala, so thanks very much both of you for joining, and Shibu ____ and Mohandas Pai who has just joins us in his new avatar as Head of HR We will focus on and Shibu when we come back after the break.

Welcome back, you are still watching the Infosys Boardroom at the end of Q1 where they have upped their guidance for the year significantly. First <inaudible> and this EPS guidance is now up to Rs. 125 a share roughly and now they are saying that they will grow revenue by 40% on rupee terms and 34-35% in dollar terms, that is much much higher than what they started at the year with. We have been talking to the top brass at Infosys, S.D. Shibulal, and now we have got Mohandas Pai in his new avatar as Head of Human Resources and Director on the Board of course joining in now. Ashok Vemuri heads the largest vertical at Infosys, which is BFSI, Banking Financial Services & Insurance, and Amitabh Chaudhry who heads Progeon are with us right now. Thanks gentlemen for joining in. Mohan good to see you in.

Mohandas Pai
Thank you.

Udayan
Enjoying your new role as HR boss?

Mohandas Pai
Well it is a different role, but very enjoyable you got deal with people - I dealt with the result of dealing with people, now you have got to deal with the people themselves.

Udayan
<inaudible> when the utilization level start building up on such aggressive recruitment.

Mohandas Pai
It takes about 14 to 16 weeks for us to train people and additional 4 weeks for them to become productive, so I guess utilization will pick up in the third and fourth quarter. What we have done this year is accelerated hiring, if you look at last year we had about 8056 people gross in the second quarter, that we brought them up to the first quarter, we hired obviously in the fourth quarter of last year, so in the first quarter when the growth took off we had adequate people in Infosys, even though we were very stretched to get enough people to deliver, so for the second quarter we are opening with a better balance than we did last year and for the third and fourth quarter if business continues to be good, which I am sure it will, we will have enough people in the company. So I think we are cracked the problem of the human capital supply chain by enhancing the recruitment effort.

Udayan
But it means the recruitment is more front ended this year earlier in the year, what implications that will have on the margins that you are starting with a much larger bench early in the year?

Mohandas Pai
Yeah the margin of course - <inaudible> has an impact on the margin, but we are seeing the results in the first quarter and Bala has said that margins will be flat, I mean being as per what we did last year, so again we have made sure that in the financial model it doesn't have a large impact on the margin.

Udayan
 Shibu that is <inaudible> to have a strong bench ready as new business <inaudible> new orders start kicking in rather than worry about margins and <inaudible>?

Shibulal
Absolutely, I think the more number of people we have in the system that allows us to ramp up much faster and it also allows us to take the right skill to the right place at the right time, so our utilization target is in high 70s, and this quarter we were around 76.1. Also remember the remaining people are the people whom we have to ramp up Q2, and the people who have joined in today will only be available somewhere in Q3, so it overall helps us to manage the business.

Udayan
Are wages going up when you recruit as well.

Mohandas Pai
Yes, wages are going up for new recruits, slightly higher than inflation. We have made an offer of 2.7 lakhs in the next year, and we are looking at very large numbers for the next year, and we believe that we are among the top in the sweepstakes very good interest in people joining us, and right now we have increased the small part of the wage for people in certain category in the corporation from 1 st of July because this is a very hot market for talent and we have restructured our compensation to make sure that we don't lose people of some critical areas and I think going forward for the whole of the IT industry we have to create a pyramid, we have to create a role based organization and we have to pay the kind of wages that allows us to grow at the fastest possible speed. Today it is not a demand constrained market, it is a resource constraint market, so more people who have a better qualified like Shibu said have the right skill is the right time, you can create and dominate the market.

Udayan
<inaudible> after the improvement in Q1, some of the wage inflation will kick in Q2 as well because you have raised certain salaries?

Mohandas Pai
Yeah, it is a very small amount, just about $2.5 million. For $2.5 million in about about 500 million is something that we can afford very easily, but we sent the right signal that we take care of people and we are focused on making sure that people get well compensated, we invest heavily in people, we are a people-oriented company, and there is very strong message in the market place that come home to mama, come to Infosys and you make your career.

Udayan
Infosys is mama, okay, it is interesting. I wonder what Mr. Murthy would have to say about that, but Amitabh how many people have you added at Progeon and how are you going about ramping up?

Amitabh
We have added about 1000 people in this particular quarter, so based on this quarter we had done quite well, we are very very happy about what we delivered, we have gained 16%, as I said we added 1000 people. Today I think we are one of the largest third party BPO players in banking and capital market space, especially mortgage and securities operations. space we have more than 2000 people to work for us, another <inaudible> we are the largest player, we have 300 people doing equity research etc.. Out sales pipeline is very very strong, <inaudible> sales side quite significantly. So from our perspective we are quite delighted at this quarter and we are going to be looking at contributing in growth in Infosys.

Udayan
16% of revenue growth?

Amitabh
Yes revenue growth quarter-on-quarter, yes. <inaudible> growth in the last three or four quarters, we are growing in <inaudible> I think there is an uptick in terms of what revenue growth we are delivering, so that is obviously making us very very happy.

Udayan
What kind of operating margins have you seen in this quarter?

Amitabh
We have maintained operating margins, they are steady - we also went for salary increases as Mohan mentioned in Infosys that had an impact with the Citi Bank transaction there is an impact of that because we had to had to avail small stock compensation back on this, but overall our margins remain steady and we are the most profitable BPO company in India, you know, we have been there for quite some time, for almost eight quarters we have delivered 23-25% net margin, which makes us the most profitable BPO company, and I think we have a model that is robust enough and see lot of other players trying to copy what we have done in the last 3-4 years.

Udayan
Do you see margins inching up closer to the Infosys average?

Amitabh
We have to get there, there is no choice, when you are part of Infosys we need to work out of those margins. So yes, as we reach scale we believe that our SG&A expenses will come down and we will start meeting those numbers. I should add that we are going live in China also in July, which is again a feather in our cap now we have gone live in July in China in Hangzhou, so we are spreading globally also in terms of what we can deliver to our clients.

Udayan
Ashok morning.

Udayan
You run the biggest vertical in Infosys, what kind of sequential growth have you registered in BFSI this quarter?

Ashok
This quarter we have grown at about 12.5% and talking about about 36.5% in the top line of the company, so it is actually being a very good and consistent with what we had set out to do

Udayan
Where does it come from - the banks or?

Ashok
It comes from across the board, essentially earlier it used to be commercial banks, but it is now spread out to security, spread out to asset management companies, custody companies, so the entire range of services companies out there in the financial space we are working with.

Udayan
<inaudible> this deal, you can talk about how does ABM Amro which has been spoken about quite a bit?

Ashok
Yeah, we have had many deals, I think the important thing that we have done an end to end transaction from a transformation perspective for example, and we did for a large consumer <inaudible> organization, we actually did an end to end, enterprise service solution consulting , implementing those recommendations from a technology perspective, and the consequent business and customer services that arose from it we have outsourced to Progeon, ...

Udayan
You are getting a lot of <inaudible> Amitabh, from the BFSI space particularly, in transaction?

Amitabh
Oh yes, the BFSI space is the largest space <inaudible> if you look at Progeon data base, and I think the direction in the future when we bring IT and BPO together and we can actually provide a solution an end to end solution that we talked about, I think our ability to provide that and deliver a business benefit to the client which can be measured will perhaps be the most in space in India, and as we are <inaudible> lot together to kind of bring point solutions to our clients where we are measured in the business outcome, where we are measured in business benefit, and what you just mentioned is <inaudible> which we are already heading on, we have identified a number of areas where potentially we can capitalize on some of these points.

Udayan
Shibu aside this BFSI where do you see the very strong growth, I mean 12-14% plus kind of volume growth kicking in from?

Shibulal
I think this quarter we have seen from the communication service provider, I think the percentage of about16-17% flat, as percentage in revenue. We are also seeing some growth in <inaudible> practice, that is the sector which we started couple of years back and I think we are seeing robust growth, and we are also seeing growth in Europe, because the percentage of revenues in Europe has gone to 26.2% this quarter compared with 25.5% last quarter. So the vertical wise we are seeing BFSI, <inaudible> utilities, geographically we are seeing Europe.

Udayan
Okay, we take a break on that note. We have still got 15 minutes left or thereabouts with the Infosys top management. In fact the markets have bounced back as well, Infosys has moved up <inaudible> again up 6%, and <inaudible> company, but some of the other heavy weights like Reliance are beginning to move as well, the markets up 64 points <inaudible>. So after what seemed like a flattish kind of opening it is beginning to lighten up a bit more on that, and of course we will talk about a few issues that we haven't touched upon like BFSI, pricing, and the kind of investment Mohan is making on the training side, that is when we come back after the break.

Welcome back. Last shot at the Infosys management for this quarter, a quarter which has beaten street expectations and certainly has delivered and more on the guidance for the full year. We came here looking for 117-118 rupees a share, we would have been happy with that, but the market turned out to be 125 rupees per share. This morning we needed it because of all the gloom in Mumbai and Infosys certainly has delivered on that promise. Besides the markets up 75 points, surprisingly after that dastardly act last evening <inaudible> had it not been for this guidance.

Last 15 minutes with the Infosys top management, S.D. Shibulal, Mohandas Pai, Ashok Vemuri, and Amitabh Chaudhry with us right now. Mohan just a couple of quick takes, a on attrition, - hawk's market market, attrition pressure still remains which is <inaudible> careful about increment?

Mohandas Pai
Yes attrition pressures remain because the industry is going to hire about 360,000 people including BPO this year, and the services industry could hire anywhere between 160,000 to 200,000. We see MNCs come here as some of them have gone into a big size, so attrition is a challenge and the market is hot for the people.

Udayan
Also about the investment Infosys making in Chennai, the details of that.

Mohandas Pai
Well I think we have an investment commitment of 1250 crores in Chennai. Mr. Karunanidhi came here and reiterated our commitment to Chennai, the campus can take about 25,000 people. We already have space for about 3700 people with 2750 actually working. We are investing heavily there. We will probably spend about 250-300 crores there, we have already spent about 150 crores in the campus and that is part of SEZ strategy, we have a SEZ in Chandigarh, we have just got the final approval and the last bit of paper yesterday, so we are going to start ramping up there, we will have a capacity of 8000 seats. We have an approval for SEZ in Mangalore, and in another places we are looking at SEZ, because after the STP goes the new story is SEZ.

Udayan
How many would you have you think by the time that you are through with thetax shelter?

Mohandas Pai
Well believe that in fiscal 08 a substantial part of the additional capacity we build will be in SEZ, and fiscal 09 we hope that the total additional capacity will be in SEZ, so that when we open in fiscal 2010 where the tax holiday under 10 A is gone we will have a large chunk of our total workforce coming from the SEZ.

Udayan
And you think <inaudible>?

Mohandas Pai
Well you have got to ask Bala.

Udayan
Till last quarter you were there in Bala's place.

Mohandas Pai
Yeah I know, but you know Bala has to calculate, I don't have the number right now.

Udayan
Ball park even, what the percentage of work force could be there?

Mohandas Pai
 Well I think by 2009 may be about 25% of work force or 30% of the work force could hopefully be there, this is a conservative estimate it goes according to plan, but you must remember that to create a SEZ today the approval process is very onerous and long, there is an environment approval that needs to come which takes an enormous amount of time, I think the environment approval is probably the greatest drawback in the entire process, because it takes too long and that is holding up the growth for the industry. We have represented to the government that a industry which hires 30,000 people every month should not be subject to anything that holdsup growth, and it is a big challenge.

Udayan
Okay, just one word from you Amitabh on attrition level, are you seeing this <inaudible> in terms of they have been for the industry?

Amitabh
I think as far as the industry is concerned the<inaudible> remain has intense, because the demand remains very very strong. We have seen our attrition levels come down by a couple of percentage points, but we are not satisfied, because we are still running at about 37-38% attrition. We are looking at ways and means of brining it down, I think the industry is operating at a much higher levels, but we are not satisfied with the levels that we are at, so that will be an area of focus for us and we believe that in the next 12 months we will see it coming down, because we don't think that is just the supply issue which is driving it, there are some specific concerns of the employees which also need to be addressed as possible.

Udayan
What about pricing issues in Progeon, have you seen any improvement there?

Amitabh
Yes there is, the pricing has an upward bias the new clients, we are seeing that the pricing is higher and we are getting the price which is two reasons, one is that our ____ which we are doing _____ create these point solutions, we trying to talk about the business benefits the clients are willing to sign up for higher prices, and secondly the overall cost structure has gone up, I think the overall competition there in the market place also is creating in general some of the higher prices, at least that is what we have seen, but I also <inaudible> there are desperate people who are <inaudible> so called not doing very well and quoting some very ridiculous prices, so we are seeing that, but really in Progeon we are seeing <inaudible> price.

Udayan
Ashok are you seeing any improvement on pricing from BFSI, because that is really material for Infosys overall?

Ashok
Yeah absolutely, Udayan, in fact our market we have newer clients actually coming in with slightly upward pricing, renegotiations that we are doing with the existing clients that are actually a stable pricing or a slightly higher pricing, but the renegotiations are actually giving us <inaudible> volume discounts <inaudible>, obviously this is a reflection of the track record that we have with our clients with the value that we have got to them and they realize that, and I think also from a pricing perspective if we continue to sell services that are tending to be commoditized ____ given our solutions and point focused solutions, and enterprise by end to end kind of approach We are definitely seeing a lot more conversations move away from a cost perspective, and I think the real proof of the pudding is fact that you not only but we are also able to capture IT cost and IT pricing, I think that is an indicative that you know the value that we are providing to our clients is actually <inaudible> appreciate, and that the conversations are moving away from a cost base.

Udayan
How much of your growth, and BFSI specifically, will come from large deals like ABN Amro which you cracked recently, going forward?

Ashok
Well, you know, from a large deal perspective we had some wins that are large in size definitely a large deal. At this point of time <inaudible> range, I mean it is hard to put a range, because our client base is actually expanding, we are expanding in various lines of business, but I think in our existing client base and <inaudible> really restricted to be geographies that were earlier good for us but also new geographies as well.

Udayan
We come to end of this round, well run completely out of time, _we leave just with one last word on Narayana Murthy because he is stepping down as Executive Chairman. Mohan, any wistful eyes in the Infosys board today?

Mohandas Pai
Yes of course, because you know he is such a great figure, such an inspiration, a role model for all of us, a father figure, a very tough man, extremely tough man, you have to perform under him, and he demands a lot from you, he used to drive us, make us work, and not to have him come to the office everyday, and not having the ability to go meet him and argue with him and debate with him and fight with him and ask him and make him ask you questions and engage with him and see him, you know, I personally feel empty, because he is such a large part of our lives here for all of us, all of us have grown up under him and to see the day when he is going to retire and not come to office everyday, but I know for sure that his heart is here, his mind is here, this is his baby, he made all of us, and he is going to be around and he is always available to us to speak and he has <inaudible> all of us to carry on the dream that he had, the dream that Shibu and other founders had that we have to carry on and he has told us that if all of us succeed it is his success, our success is his success. So I think it is a very good moment for us, a great moment for the industry and the country because he is a great icon, and for me specially too because he is my mentor and He's taught me so many things. So there will be feelings of emptiness, lot of tearful eyes, but hope in our heart because we have to succeed, now we have to make thing happen, he may not be there directly but he is there, he will always guide us. So I think you know it is mixed emotions

Udayan
Shibu, as a co-founder will miss him <inaudible>?

Shibulal
<inaudible> missing because he has shown us the leadership raised our aspirations, he has been the driving force. whenever we want because olden days we could just walk in to his room and talk about things, we will definitely miss that. But at the same time in his new role he will be mentoring some of us and he will always be with us.

Udayan
On that note thank you gentlemen very much all of you for joining in. It has been a terrific quarter at Infosys and the market is up 100 points as we say goodbye from Bangalore for this quarter. Q2 has traditionally been the best quarter, so fasten your seat belts for action jn when we come back here next quarter. Thanks very much for watching.